September 18, 2002




U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Right Management Consultants, Inc.
                  Registration Statement on Form S-3
                  File No.:  333-89788
                  Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Right Management Consultants, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-3, File No. 333-89788, filed with the Securities and Exchange Commission on June 4, 2002, as amended on June 17, 2002 and June 25, 2002 (as amended, the "Registration Statement").

         The Company has elected not to proceed with the offering due to general market conditions and a determination that the issuance and sale of securities covered by the Registration Statement would not be in the best interests of the Company or its shareholders. No sale of the Company's securities have been or will be made pursuant to the Registration Statement.

         If you have any questions regarding this Application for Withdrawal, please contact me at 215-988-1588.

                                                     Very truly yours,


                                                     /s/ CHARLES J. MALLON

                                                     Charles J. Mallon
                                                     Chief Financial Officer